HSBC USA Inc.

EXHIBIT 12

HSBC USA INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2010	2009

	(dollars are
	in millions)

Ratios excluding interest on deposits:
Net income (loss)	$1,271	$(177)
Income tax expense	667	56
Less: Undistributed equity earnings	20	24
Fixed charges:
Interest on:
Borrowed funds	65	51
Long-term debt	441	634
One third of rents, net of income from subleases	21	18

Total fixed charges, excluding interest on deposits	527	703

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,445	$558

Ratio of earnings to fixed charges	4.64	.79

Total preferred stock dividend factor(1)	$83	$37

Fixed charges, including the preferred stock dividend factor	$610	$740

Ratio of earnings to combined fixed charges and preferred stock dividends	4.01	.75

Ratios including interest on deposits:
Total fixed charges, excluding interest on deposits	$527	$703
Add: Interest on deposits	454	804

Total fixed charges, including interest on deposits	$981	$1,507

Earnings before taxes and fixed charges, net of undistributed equity earnings	$2,445	$558
Add: Interest on deposits	454	804

Total	$2,899	$1,362

Ratio of earnings to fixed charges	2.96	.90

Fixed charges, including the preferred stock dividend factor	$610	$740
Add: Interest on deposits	454	804

Fixed charges, including the preferred stock dividend factor and interest on deposits	$1,064	$1,544

Ratio of earnings to combined fixed charges and preferred stock dividends	2.72	.88

(1)	Preferred stock dividends grossed up to their pretax equivalents.